Exhibit 99.8

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 November 5, 2012                                                                                                     NR 25 - 2012

Avrupa Minerals Files US SEC Registration Form 20F

Avrupa Minerals Ltd. (AVU: TSXV, 8AM: FWB) announces that it has completed the preparation and filing of a Form 20F with the United States Securities and Exchange Commission.  The filing of the Form 20F will make Avrupa a fully reporting issuer in the United States.

Paul Kuhn, CEO of Avrupa, noted, “In the past year, we have seen that more and more of Avrupa's shareholders are residents of the United States and of European countries, as well.  Becoming a fully reporting issuer in the United States will ensure that the Company continues to follow the highest level of corporate disclosure for its shareholders outside of Canada and will allow us greater access to investments from the United States.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including nine in Portugal covering 2,608 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Four licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkali complex of southern Portugal;

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Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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